Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
(dollar amounts in thousands of dollars)	2012		2011		2010		2009		2008
Earnings:
Income (loss) before income taxes	$825,117		$707,234		$352,311		$(3,678,183)		$(296,008)

Add: Fixed charges, excluding interest on deposits	74,379		97,035		102,969		155,269		351,672

Earnings available for fixed charges, excluding interest on deposits	899,496		804,269		455,280		(3,522,914)		55,664
Add: Interest on deposits	162,167		260,051		439,049		674,101		931,679

Earnings available for fixed charges, including interest on deposits	1,061,663		1,064,320		894,329		(2,848,813)		987,343

Fixed Charges:
Interest expense, excluding interest on deposits	57,572		81,004		87,537		139,754		334,952
Interest factor in net rental expense	16,807		16,031		15,432		15,515		16,720

Total fixed charges, excluding interest on deposits	74,379		97,035		102,969		155,269		351,672
Add: Interest on deposits	162,167		260,051		439,049		674,101		931,679

Total fixed charges, including interest on deposits	$236,546		$357,086		$542,018		$829,370		$1,283,351

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	12.09	x	8.29	x	4.42	x	(22.69	)x	0.16	x
Including interest on deposits	4.49	x	2.98	x	1.65	x	(3.43	)x	0.77	x